EXHIBIT 99.V
                                                                    ------------

        FERRELLGAS SUCCESSFULLY DEPLOYS DESCARTES' REAL-TIME ROUTING AND
                              SCHEDULING SOLUTION


MARKET-LEADER USES DESCARTES' WIRELESS-ENABLED SOLUTION TO STREAMLINE OPERATIONS
     AND TO ADDRESS REAL-TIME DISTRIBUTION AND CUSTOMER SERVICE CHALLENGES


WATERLOO, ONTARIO, DECEMBER 7, 2004 -- The Descartes Systems Group Inc., (Nasdaq:DSGX), (TSX:DSG), a leading provider of technology solutions for distribution and logistics sensitive organizations, announced today that Ferrellgas Partners, L.P. (NYSE:FGP), a leading U.S. propane distributor, is successfully deploying Descartes' Routing and Scheduling solution enhanced with wireless capabilities.

Ensuring cost-effective, on-time deliveries to customers is a key competitive differentiator for Ferrellgas in serving U.S. commercial and home delivery propane markets. The company runs a national distribution network involving over 4,000 vehicles and more than one million customers.

Ferrellgas is using Descartes' Routing and Scheduling solution, enhanced with real-time dispatch and wireless capabilities, to streamline the planning and execution of deliveries of bulk propane refills and cylinders. Descartes' solution receives and processes data from wireless devices to help Ferrellgas address distribution and customer service challenges such as last-minute orders that need to be immediately incorporated into drivers' schedules. The solution enables Ferrellgas to improve vehicle utilization, gain up-to-the-minute visibility of its distribution operations and quickly respond to customer demands. In addition, by measuring and managing en-route performance with real-time wireless communication and data collection, Ferrellgas anticipates improvements in its overall delivery productivity and profitability.

"Descartes has been a great partner and is a critical part of Ferrellgas' distribution and delivery systems," said Patrick Walsh, Chief Information Officer at Ferrellgas. "Their technology has allowed us to be much more effective in our scheduling of deliveries and in the proactive management of our drivers."

"More and more distribution-sensitive companies, like Ferrellgas, are looking to strengthen their operations with responsive, yet cost effective, customer delivery management. We can help these companies with our advanced offering that leverages both routing and scheduling technology and real-time wireless communication," said Arthur Mesher, CEO at Descartes. "We are extremely pleased to be working with our valued customer, Ferrellgas, to help them to continuously improve their delivery operations, and as a result, their market leadership."

ABOUT FERRELLGAS
Ferrellgas Partners, L.P., through its operating partnership, Ferrellgas, L.P., is engaged primarily in the retail and wholesale marketing of propane. Established in 1939, it is the leading retail propane marketer in the United States and is publicly traded on the New York Stock Exchange under the symbol FGP. Visit www.ferrellgas.com.

ABOUT DESCARTES
The Descartes Systems Group Inc. (Nasdaq:DSGX) (TSX:DSG) is a leading provider of technology solutions for distribution and logistics sensitive organizations. By enabling companies to efficiently and effectively manage the delivery of goods, Descartes' products and services help reduce costs, save time and enhance customer satisfaction. Descartes delivers trading partner connectivity and document exchange, route planning, wireless dispatch, inventory and asset visibility, transportation management and warehouse optimization solutions for industries such as retail, consumer goods, manufacturing, transportation, distribution and third-party logistics. These solutions help customers optimize and gain real-time control of their inventory, logistics assets and mobile workforce. Descartes' products and services are used by more than 2,500 customers in over 60 countries. For more information, visit www.descartes.com.

    All registered and unregistered trademarks mentioned in this release are the property of their respective owners.

                                       ###

This release contains forward-looking statements that relate to Descartes' product and service functionality and performance, potential benefits derived therefrom, Descartes' competitive position and other matters that may constitute forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Descartes to differ materially from the anticipated results, performance or achievements implied by such forward-looking statements. Such factors include, but are not limited to, the factors discussed in the section entitled, "Risk Factors" in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada.


CONTACT INFORMATION

Elisse Bierstock
Bierstock Communications
(416) 618-6164
elissebierstock@rogers.com